UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No. 1)*

Allied Defense Group Inc.
------------------------------------------------------
(Name of Issuer)

COMMON STOCK
---------------------------------
(Title of Class of Securities)

019118108
-----------------------
(Cusip Number)

December 31, 2005
_______________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1    (b)
[ ]  Rule 13d-1    (c)
[ ]  Rule 13d-1    (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 4 Pages

CUSIP No  019118108  		   Page 2 of 4 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Babson Capital Management LLC
	51-0504477
----------------------------------------------------------------

2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only
----------------------------------------------------------------
4.	Citizenship or place of organization
	Delaware
----------------------------------------------------------------
                      		5.	Sole Voting Power

						  17,300
	Number of	         		-----------------------------
	shares	            6.	Shared Voting Power
	beneficially
	owned by				 382,900
	each		      	       -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with		                   400,200
					       -----------------------------
8.	Shared Dispositive Power
				0
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 		400,200
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	       6.85%
      ----------------------------------------------------------------
12.	Type of Reporting person
	IA

Page 3 of 4 Pages 			Cusip #: 019118108


SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

Allied Defense Group, Inc.

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	8000 Towers Crescent Drive
	Ste. 750
      Vienna, VA   22182

ITEM 2(A):  NAME OF PERSON FILING:

	Babson Capital Management LLC (Babson Capital)




ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	470 Atlantic Avenue
      Boston, MA   02210-2208


ITEM 2(C):  CITIZENSHIP:

	See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

	See Cover Page

ITEM 2(E):  CUSIP NUMBER:

	See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to Sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:

(e)  [x]  An investment adviser in accordance with
          Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)AMOUNT BENEFICIALLY OWNED: Babson Capital, in its capacity as investment adviser, may be deemed the beneficial owner of 400,200 shares of common stock of the Issuer which are owned by investment advisery client(s).

(b)	PERCENT OF CLASS:  6.85%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 8 of Cover Page.

Page 4 of 4 Pages				Cusip #: 019118108


ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Tamarack Enterprise Fund

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:

Not Applicable



ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable


ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

ITEM 10:  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 	Date: January 11, 2006





Signature:  // Robert J. Guerin //
Name/Title:  ROBERT J. GUERIN
		 Senior Compliance Officer




January 11, 2006


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413




Re:	SCHEDULE 13G ON BEHALF OF ALLIED DEFENSE GROUP, INC. FOR THE YEAR ENDING
      DECEMBER 31, 2005








Dear Sir or Madam:

Babson Capital Management LLC is filing today an amendment to
Schedule 13G through the EDGAR system as required by Section
240.13d-1(b) to reflect a change in beneficial ownership of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed are owned by various investment advisery clients of Babson Capital, which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 761-3779.

Sincerely,



// Robert J. Guerin //
   ROBERT J. GUERIN
   Senior Compliance Officer